Quiksilver, Inc.

QS Wholesale, Inc.

15202 Graham Street

Huntington Beach, California 92649

(714) 889-2200

August 27, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Quiksilver, Inc., QS Wholesale, Inc.

and the Additional Registrants listed on Annex A hereto

Registration Statement on Form S-4

Dear Sir or Madam:

Quiksilver, Inc., a Delaware corporation, QS Wholesale, Inc., a California corporation, and each of the guarantors set forth on Annex A hereto (collectively, the “Registrants”) are registering an exchange offer (the “Exchange Offer”) of 10.000% Senior Notes due 2020 issued on July 16, 2013 (the “Old Notes”) for 10.000% Senior Notes due 2020 (the “New Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) in reliance on the staff of the Commission’s position set forth in Exxon Capital Holdings Corp., SEC No-Action Letter (publicly available May 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (publicly available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (publicly available July 2, 1993). The Registrants represent as follows:

1.	The Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

2.	In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is

Securities and Exchange Commission

participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (publicly available May 13, 1988) or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

3.	The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4.	The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, SEC No-Action Letter (publicly available July 2, 1993)) in connection with any resale of such New Notes.

5.	The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a)	If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

(b)	If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

6.	None of the Registrants nor any affiliate of the Registrants has entered into any arrangement or understanding with any broker-dealer participating in the Exchange Offer to distribute the New Notes.

[signature pages follow]

Securities and Exchange Commission

Very truly yours,

QUIKSILVER, INC.

By	/s/ Charles S. Exon
Name: Charles S. Exon
Title: Chief Administrative Officer, General Counsel and Secretary

QS WHOLESALE, INC.

By	/s/ Charles S. Exon
Name: Charles S. Exon
Title: President

DC SHOES, INC.

By	/s/ Charles S. Exon
Name: Charles S. Exon
Title: President

HAWK DESIGNS, INC.

By	/s/ Charles S. Exon
Name: Charles S. Exon
Title: President

MERVIN MANUFACTURING, INC.

By	/s/ Charles S. Exon
Name: Charles S. Exon
Title: President

Securities and Exchange Commission

QS RETAIL, INC.

By	/s/ Charles S. Exon
Name: Charles S. Exon
Title: President

cc:	Jonathan Ko, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Securities and Exchange Commission

Annex A

Additional Registrants

DC Shoes, Inc., a California corporation

Hawk Designs, Inc., a California corporation

Mervin Manufacturing, Inc., a California corporation

QS Retail, Inc., a California corporation